December 8, 2011

Via E-mail and EDGAR Transmission

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:       National Steel Company
Form 20-F for the fiscal year ended December 31, 2010
Filed June 20, 2011
File No. 1-14732
Response to Staff Comment Letter dated November 23, 2011

Dear Mr. O’Brien:

Companhia Siderúgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on November 23, 2011, concerning the Company’s annual report on Form 20-F filed on June 20, 2011 (the “2010 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 25 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2010 Form 20-F.

SEC Comment No. 1.

Information on the Company, page 15

Business Overview, page 17

1)      We note your disclosure of sales of steel products by geographic region for 2009 and 2010 on page 39.  In future filings, please provide the breakdown of total revenues by category and geographic market for each of the last three financial years.  Please also provide this information for your other business segments in future filings.  Refer to Item 4.B.2 of Form 20-F.

Response to Comment No. 1.

We note the Staff’s comment and will include the information requested in future filings.

Companhia Siderúrgica Nacional

1
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 2.

2)      In future filings, please provide the information required by Item 4.B of Form 20-F for your cement segment.

Response to Comment No. 2.

We note the Staff’s comment and will include the information requested in future filings.

SEC Comment No. 3.

3)      We note your disclosure of proven and probable resources in this section.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please correct or remove this terminology from your filing in future filings.

Response to Comment No. 3.

We note the Staff’s comment and will revise our future filings to correct our use of terminology where applicable and remove information and terms not permitted under Industry Guide 7.

SEC Comment No. 4.

Mineral Resources, page 33

4)      Within your filing, you use the term resources in reference to quantity (tonnage) estimates.  The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents.  However, you may disclose quantity estimates for mineralized material referencing mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence.  In this instance, you would need to disclose that such material would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes both legal and economic feasibility.  Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper, as these can be confused with reserves.  Please note that mineralized material does not include material reported as reserves or tonnage and grades estimated by using geologic inference, which are sometimes classed as inferred resources or possible reserves by some evaluators.

Companhia Siderúrgica Nacional

2
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

•         Remove the terms measured, indicated, inferred mineral resources, and associated estimates from your future filings.

•         If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as mineralized material in your future filings.

•         Please do not disclose estimates based on geologic inference, such as inferred resources or possible reserves in your future filings.

Response to Comment No. 4.

We note the Staff’s comment and will revise our future filings to correct our use of terminology where applicable and remove information and terms not permitted under Industry Guide 7.

SEC Comment No. 5.

5)      Please disclose the following information within or adjacent to your reserve tables in your future filings:

•         A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•         The cutoff grade

•         The metallurgical recovery factor for each of your mines.

•         All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•         The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

•         A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Response to Comment No. 5.

We note the Staff’s comment and will include the information requested adjacent to our reserve tables in future filings.

Companhia Siderúrgica Nacional

3
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 6.

6)      Proven and probable reserves are disclosed for your property.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your Casa de Pedra and Santa Barbara mines which you have designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

•         Property and geologic maps

•         Description of your sampling and assaying procedures

•         Drill-hole maps showing drill intercepts

•         Representative geologic cross-sections and drill logs

•         Description and examples of your cut-off calculation procedures

•         Cutoff grades used for each category of your reserves and resources

•         Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•         A detailed description of your procedures for estimating reserves

•         Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•         A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Companhia Siderúrgica Nacional

4
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Response to Comment No. 6.

As suggested in the Staff’s comment letter we have contacted the Staff’s engineer to discuss the materials requested. We are in the process of compiling the relevant documents and, as discussed with the Staff’s engineer, will provide them within the next few days. We will provide you with a copy of our correspondence with Mr. Schuler.

SEC Comment No. 7.

7)      We note the disclosure of your Santa Barbara tin mine reserves are stated as million cubic meters and your grade is a recoverable tonnage.  In future filings please provide the dry density conversion factor or convert these reserves to a tonnage and provide the average tin grade.  Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect in included within the filing.  Absent this condition, proven and probable reserves should be segregated.

Response to Comment No. 7.

We note the Staff’s comment and will revise our future filings to include the information requested and correct our use of terminology where applicable.

SEC Comment No. 8.

8)      Please disclose whether or not a reserve audit has been performed over the last three years in your future filings.

Response to Comment No. 8.

We note the Staff’s comment and will include the information requested in future filings, clarifying that we have not performed any reserve audit since 2006.

In March 2010, we began the process of performing drilling campaigns to perform a new audit of our reserves for our Casa de Pedra mine. In October 2011, we began a similar process for our Santa Barbara mine. We expect that these processes and the resulting comprehensive audit reports will be concluded by early 2014 for Casa de Pedra, and late 2014 for Santa Barbara.

We have no reason to believe that the conclusions of these audits will indicate a reserve amount lower than the amounts currently reported.

Companhia Siderúrgica Nacional

5
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 9.

Production, page 35

9)      Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3 for all your mines in future filings.  Provide a table showing the last three years annual production for each of your mines, which would include your tonnage, grade, and salable products, along with the weighted average prices received for your materials.  A mine site may be defined as all the mines that supply a single wash plant or processing facility, if that is applicable.

Response to Comment No. 9.

We note the Staff’s comment and will include the information requested in future filings.

SEC Comment No. 10.

Intellectual Property, page 41

10)  In future filings, please expand your disclosure in this section to disclose the extent to which the company is dependent, if at all, on patents or technical cooperation agreements.  Refer to Item 4.B.6 of Form 20-F.

Response to Comment No. 10.

We note the Staff’s comment and will include the information requested in future filings, clarifying that we are not dependent on any patents or technical cooperation agreements.

SEC Comment No. 11.

Government Regulation and Other Legal Matters, page 43

11)  In future filings, please identify all applicable regulatory bodies for each governmental regulation.  Refer to Item 4.B.8 of Form 20-F.  For example, we note that you are subject to Brazilian federal, state, and municipal environmental laws and regulations, however, you do not identify the regulatory bodies charged with enforcing these laws and regulations.

Companhia Siderúrgica Nacional

6
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Response to Comment No. 11.

We note the Staff’s comment and will include the information requested in future filings.

SEC Comment No. 12.

Environmental Expenditures and Claims, page 43

12)  Your provision for environmental liabilities was R$278.1 million at December 31, 2010, as compared to R$ 116.5 million in the prior year.  Please tell us and revise future filings as appropriate to explain the reason for the significant increase during fiscal 2010.  We note the disclosure on the bottom of page 43 regarding the term of undertaking (TAC) signed in 2010.  Also tell us and disclose:  i) where the provision is included in your statements of income, and ii) the impact of the R$260.0 million required investment pursuant to the TAC for the current period and for the next three years.

Response to Comment No. 12.

We note the Staff’s comment and will include the information requested in future filings.

For clarification purposes, we note that the changes in the provision for environmental liabilities on our financial statements are as follows:

Amounts (in millions of R$)
December 31, 2009	116.5
Landfills(1)	116.7
Term of Undertaking (TAC)(2)	34.7
Other	10.2
December 31, 2010	278.1

_________________

(1)           During 2010 we concluded certain environmental investigations of landfills and, therefore, were able to have an estimate calculation of remediation costs and recorded the related provision for those landfills with probable remediation obligations.

(2)           Refers to environmental compensation agreed in the TAC but not related to investments in equipments.

We would further like to clarify that the provision is included in our other operating (expenses) income and that the impact of the R$260 million required investment pursuant to the TAC for the current period and for the next years was as follows:

Companhia Siderúrgica Nacional

7
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Year	Amounts (in millions of R$)
2010	57.8
2011	46.2
2012	65.8
2013	53.4
2014	28.9
2015	7.9
Total	260.0

During the course of 2011 we continued the process of obtaining more accurate cost estimates for the full implementation of the measures agreed to in the TAC. Although we have not yet concluded this process, we expect that the investments required will exceed the original R$260 million estimate agreed to in the TAC. Once we conclude this process we will update our future disclosure.

SEC Comment No. 13.

Capital Expenditures, page 52

13)  We note that you disclose capital expenditures occurring in 2009 and 2010.  In future filings, please disclose your capital expenditures since the beginning of your last three financial years.  Refer to Item 4.A.5 of Form 20-F.

Response to Comment No. 13.

We note the Staff’s comment and will include the information requested in future filings.

SEC Comment No. 14.

Operating and Financial Review and Prospects, page 55

Operating Results, page 55

14)  We note your disclosure on page seven that the Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulation.  In future filings, please provide information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected or could materially affect, directly or indirectly, the company’s operations or investments by host country shareholders.  Refer to Item 5.A.4 of Form 20-F.

Companhia Siderúrgica Nacional

8
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Response to Comment No. 14.

We note the Staff’s comment and will analyze further opportunities for improvement and revise the information provided in future filings accordingly.

We note our current discussion of Brazilian government influence on inflation and interest rates in our “Risk Factors” section under “−Government efforts to combat inflation may hinder growth of the Brazilian economy and could harm our business” (page 8 of our 2010 Form 20-F) and in our MD&A section under “−Overview” (pages 55 through 57 of our 2010 Form 20-F), “−Brazilian Macro-Economic Scenario” (page 61 of our 2010 Form 20-F) and “−Effects of Inflation and Interest Rates” (pages 62 and 63 of our 2010 Form 20-F).

We further note our discussion of  Brazilian government influence on foreign exchange rates in our “Exchange Rates” section (page 6 of our 2010 Form 20-F), in our “Risk Factors” section under “−Exchange rate instability may adversely affect our financial condition, results of operations and the market price of our common shares and ADSs” (page 8 of our 2010 Form 20-F) and in our MD&A section under “−Effects of Exchange Rate Fluctuations” (page 62 of our 2010 Form 20-F).

SEC Comment No. 15.

5B.  Liquidity and Capital Resources, page 72

15)  We note that inventory as a percentage of cost of sales has increased to 44% in 2010 from 37% in 2009.  You disclose on page 73 that your inventory turnover ratio is obtained by dividing inventories by annualized cost of goods sold, and which ratio increased from 88 days in 2009 to 113 days in 2010.  It appears your inventory turnover ratio represents, instead, the days sales in inventory.  Please clarify for us and provide your calculation of the 88 and 113 days.  Also, activity in the allowance for inventory obsolescence should be disclosed pursuant to Article 12-09 of Regulation S-X in future filings.

Response to Comment No. 15.

As noted by the Staff, our inventory turnover ratio actually represents the days sales in inventory and we will correct the terminology in future filings. Our calculations are as follows:

Companhia Siderúrgica Nacional

9
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

	Amounts (In millions of R$)
Description	2010	2009
Finished products	1,017	601
Work in process	589	510
Raw material	656	581
Inventory in transit	124	-
Inventories	2,386	1,692

Cost of products sold	7,687	7,022
Annual days	365	365
Annualized cost of products sold	21	19

Days Sales in Inventory	113	88

With respect to our allowance for inventory obsolescence, we will quantify and disclose in the inventories note of our future filings the activity during the period including additions and reductions, according to Article 12-09 of Regulation S-X.

SEC Comment No. 16.

5F.  Tabular Disclosure of Contractual Obligations, page 81

16)  We note you enter into transactions involving interest rate swaps to better manage the risk that your short- and long-term liabilities are indexed to floating interest rate and inflation indices.  To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please revise your future filings to disclose estimates of the amounts you will be obligated to pay within the table of contractual obligations.  Refer to Item 5.F of the General Instructions to Form 20-F.

Response to Comment No. 16.

We note the Staff’s comment and will include the information requested in future filings.

Companhia Siderúrgica Nacional

10
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 17.

Major Shareholders and Related Party Transactions, page 86

Major Shareholders, page 86

17)  We note that Vicunha Siderurgia and Rio Iaco Participacoes are the controlling shareholders of your company and that the Steinbruch family indirectly owns both companies.  In future filings, please disclose the nature of control that the controlling shareholders and the Steinbruch family exercise over the company.  Refer to Item 7.A.3 of Form 20-F.

Response to Comment No. 17.

We note the Staff’s comment and will include the information requested in future filings.

SEC Comment No. 18.

18)  In future filings, please indicate whether the company’s major shareholders have different voting rights, or an appropriate negative statement.  Refer to Item 7.A.1(c) of Form 20-F.

Response to Comment No. 18.

We disclose, on page 96 of our 2010 Form 20-F, that our capital stock is entirely composed of common shares and that each common share is entitled to one vote.

SEC Comment No. 19.

The Offer and Listing, page 91

Offer and Listing Details, page 91

19)  In future filings, please provide the high and low market price on a monthly basis for the most recent six months.  Refer to Item 9.A.4(c) of Form 20-F.

Response to Comment No. 19.

We note the Staff’s comment and will include the information requested in future filings.

Companhia Siderúrgica Nacional

11
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 20.

Exhibits, page 119

20)  It appears that you have filed multiple agreements under Exhibit 2.1. In future filings, please provide separate exhibit designations for each agreement.

Response to Comment No. 20.

We note the Staff’s comment and will separate our deposit agreement and its related amendments into different exhibit designations in future filings.

SEC Comment No. 21.

21)  We note that you did not file the two credit facilities described on page 75 as exhibits.  Please file these credit facilities in full, including all exhibits and schedules, in your next Exchange Act filing or alternatively, tell us why you believe you are not required to file these agreements.

Response to Comment No. 21.

We note the Staff’s comment, however, we believe that these agreements are not material and would not need to be filed as exhibits in future filings.

Each of these agreements (i) has been entered into in the ordinary course of our business, (ii) does not involve related parties, (iii) represents, individually, not more than approximately 10% of our total indebtedness or 5% of our total assets, and (iv) does not deviate from the terms and conditions generally applicable to our other financing agreements.  In addition, our business is not substantially dependent on any of these agreements individually.

SEC Comment No. 22.

2. Summary of Significant Accounting Policies and Practices, page FS-8

22)  We note your policy disclosure on page FS-12 related to your mining assets.  In future filings, please disclose your accounting policies for mine related assets and mining activities including mineral rights, exploration costs, the nature of costs capitalized during the development stage, and overburden removal at both the development and production stage.  In addition, please expand your inventory accounting policy to address the elements of cost and timing of recognition for mining costs included in inventory.  Please show us what this disclosure will look like.

Companhia Siderúrgica Nacional

12
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Response to Comment No. 22.

We note the Staff’s comment and will include the information requested in future filings in note 2 to our financial statements.

Accounting policies for mine related assets and mining activities will be disclosed as follows (underlined, bold text identifies language that will be added to our currently existing disclosure):

“2. Summary of Significant Accounting Policies and Practices

(h) Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 14, and depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, they are depreciated over the economic useful lives for such assets. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that it is replacing if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of the property, plant and equipment have different useful lives, these components are recognized separately as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in “Other operating income/expenses”.

Mineral rights acquired are classified under other assets in property, plant and equipment.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and evaluation activity includes:

•         Researching and analyzing an area’s historic exploration data

•         Conducting topographical, geological, geochemical, and geophysical studies

•         Determining volume and grade of deposits

•         Examining and testing extraction methods

•         Surveying transportation and infrastructure requirements

•         Conducting market and finance studies

Companhia Siderúrgica Nacional

13
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Costs for the development of new ore deposits or for the expansion of the capacity of mines already in operation are capitalized and amortized using the units produced (mined) method, based on the probable and proven quantities of ore.

Development activities include:

•         Drilling to further define the ore body

•         Access and drainage plans

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body). This is often referred to as stripping.

Stripping costs (the costs associated with the removal of overburdened and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are included in the cost of the inventory produced (that is extracted), at each mine individually during the period that stripping costs are incurred.”

Inventory accounting policy will be disclosed as follows (underlined, bold text identifies language that will be added to our currently existing disclosure):

“(f) Inventories

“Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished products and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.

Stockpiled inventories are accounted for as processed when they are removed from the mine. The cost of finished goods comprises all direct costs necessary to convert stockpiled inventories into finished goods.”

Companhia Siderúrgica Nacional

14
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 23.

4. Transition to IFRS, page FS-20

23)  On page FS-22, you state you did not elect to use the deemed cost for measuring property, plant and equipment.  We note, however, from page FS-43 that your Itasa subsidiary elected to adopt the deemed cost, adjusting the opening balance at the transition date of January 1, 2009 according to their fair values.  As such, please provide the information set forth in paragraph 30 of IFRS 1 in future filings.

Response to Comment No. 23.

We note the Staff’s comment and wish to respectfully explain that the we did not disclose the information set forth in paragraph 30 of IFRS 1 in our 2010 Form 20-F due to the fact that the adjustments for Itasa’s property, plant and equipment amounts are immaterial to our consolidated financial statements.

Itasa’s property, plant and equipment represent 2.5% of our consolidated property, plant and equipment amount as of December 31, 2010 and the adjustment would be equivalent to 10.4% of Itasa’s property, plant and equipment, or 0.3% of our total consolidated property, plant and equipment, as follows:

	Amounts (in millions of R$)%
CSN consolidated PP&E	13,777	100.0
Itasa’s PP&E included in consolidated financial statements	346	2.5	% of total consolidated PP&E
Itasa’s deemed cost adjustment included in Itasa’s PP&E	(37)	10.4	% of Itasa’s PP&E
Itasa’s deemed cost adjustment included in Itasa’s PP&E	(37)	0.3	% of total consolidated PP&E

In light of the immateriality of the adjustment shown on the table above, we believe that the information is not relevant for disclosure purposes. However, if the Staff still believes that our judgment is not appropriate, we will include the information requested in future filings.

SEC Comment No. 24.

14. Property, Plant and Equipment, page FS-41

24)  We note your expansion and construction activities mentioned on page 73 and elsewhere in the filing.  In future filings, please correlate this discussion with a description of the specific projects that materially comprise the construction in progress (CIP) balance.  For each material project, describe the business purpose and identify the construction commencement date and the expected completion date.  Describe the costs classified to this account and clearly distinguish these costs from repairs and maintenance costs.  In future filings, expand your critical accounting estimates section to quantify the amount of:  i) repairs and maintenance expense, and ii) betterments, that have been recognized in each period.  Discuss how you distinguish capitalizable costs from repairs and maintenance.

Companhia Siderúrgica Nacional

15
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Response to Comment No. 24.

We note the Staff’s comment and will include the information requested in future filings.

SEC Comment No. 25.

25)  Explain in MD&A in future filings the changes in Adjusted EBITDA for the periods presented.  Refer to Item 5. of the Form 20-F.

Response to Comment No. 25.

We note the Staff’s comment and will either include the information requested in future filings or remove references to Adjusted EBITDA from future filings.

We hereby acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

Companhia Siderúrgica Nacional

16
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg at +55-11-3927-7702, Felipe Camara at +55-11-3927-7716 or Marcos Lessa at +55-11-3049-7584.

Sincerely,

/s/ David Moise Salama
Companhia Siderúrgica Nacional
By: David Moise Salama
Title: Investor Relations Executive Officer

cc: Jenn Do, Division of Corporation Finance
Al Pavot, Division of Corporation Finance
Jessica Kane, Division of Corporation Finance
Jay Ingram, Division of Corporation Finance
Securities and Exchange Commission

Companhia Siderúrgica Nacional

17
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP